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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

(Mark One)
(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      FOR THE TRANSITION PERIOD FROM TO ____________ to ___________


                        COMMISSION FILE NUMBER 333-21399

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Willbros Employees' 401(k) Investment Plan
                        4400 Post Oak Parkway, Suite 1000
                              Houston, Texas 77027

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Willbros Group, Inc.
                             Plaza Bancomer Building
                             50th Street, 8th Floor
                                  Apartado 6307
                          Panama 5, Republic of Panama
                         Telephone No.: (50-7) 213-0947


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
                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Willbros Employees' 401(k) Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           WILLBROS EMPLOYEES' 401(k)
                                               INVESTMENT PLAN



Date:  June 29, 2001                        By:  /s/ Warren L. Williams
                                               ---------------------------------
                                            Warren L. Williams
                                            Willbros Employee Benefits Committee

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                                    INDEX TO

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                                         Page
                                                                                         ----
Independent Auditors' Report                                                                 4

Financial Statements:

         Statements of Net Assets Available for Plan Benefits                                5

         Statements of Changes in Net Assets Available for Plan Benefits                     6

         Notes to Financial Statements                                                     7-10


                                                                                        Schedule
                                                                                        --------

Schedule H, Line 4I - Schedule of Assets Held at End of Year                                  1



All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

                          INDEPENDENT AUDITORS' REPORT

Willbros Employee Benefits Committee
Willbros USA, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of Willbros Employees' 401(K) Investment Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Willbros Employees' 401(K) Investment Plan as of December 31, 2000 and 1999 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in
Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       KPMG LLP

Houston, Texas
May 25, 2001

                   WILLBROS EMPLOYEES' 401(K) INVESTMENT PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2000 and 1999

                                                       2000          1999
                                                   -----------   -----------
Investments, at fair value                         $19,343,059   $21,158,012

Accrued investment income                               26,079         4,968

Contributions receivable:
    Employer                                            16,078            --
    Participants                                        47,161            --

Cash                                                        --        19,848

Due (to) from broker                                        17       (23,895)
                                                   -----------   -----------

          Net assets available for plan benefits   $19,432,394   $21,158,933
                                                   ===========   ===========


See accompanying notes to financial statements.

                   WILLBROS EMPLOYEES' 401(K) INVESTMENT PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2000 and 1999


                                                           2000            1999
                                                       ------------    ------------
Additions to net assets attributed to:
    Investment income:
       Net appreciation in fair value of investments   $    428,083    $  2,319,957
       Dividends                                            102,551         121,233
       Interest                                              55,251          57,431
                                                       ------------    ------------

                                                            585,885       2,498,621

    Contributions:
       Employer, net of forfeitures                         552,991         609,247
       Participants                                       1,757,978       1,613,362
                                                       ------------    ------------

                                                          2,310,969       2,222,609
                                                       ------------    ------------

             Total additions                              2,896,854       4,721,230

Deductions from net assets attributed to:
    Benefits paid to participants                         4,516,281       3,739,919
    Trustee and other fees                                  107,112         115,158
                                                       ------------    ------------

             Total deductions                             4,623,393       3,855,077
                                                       ------------    ------------

             Net (decrease) increase                     (1,726,539)        866,153

Net assets available for plan benefits:
    Beginning of year                                    21,158,933      20,292,780
                                                       ------------    ------------

    End of year                                        $ 19,432,394    $ 21,158,933
                                                       ============    ============


See accompanying notes to financial statements.

                   WILLBROS EMPLOYEES' 401(K) INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(1)    DESCRIPTION OF PLAN

       The following description of the Willbros Employees' 401(K) Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution plan covering all full-time employees of Willbros USA, Inc., Willbros Engineers, Inc., and Rogers and Phillips, Inc. and all salaried employees of Willbros Energy Services Company (collectively the Company) who have one year of eligible service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

       CONTRIBUTIONS

       Participants may contribute, by payroll deductions, from 1% to 20% of their compensation to the Plan and allocate these amounts as deferred or taxable contributions. The Company matches employee contributions, up to a maximum of 4% of salary as follows: 100% in the form of cash or 125% in the form of Willbros Group, Inc. common stock, as elected by the employee.

       PARTICIPANT ACCOUNTS

       Each participant's account is credited with the participant's contributions and the Company contributions. At each valuation date, participants' accounts for each investment option are credited with their share of the net income and gains and charged with losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       VESTING

       Participants are immediately vested in their voluntary contribution account and their salary reduction account plus actual earnings thereon. Vesting in the Company contribution account is based on years of service earned as follows: 3 years - 50%; 4 years - 75%; and 5 years - 100%.

       FORFEITURES

       The portion of a participant's employer contribution that is forfeited because of termination of employment before full vesting is applied to reduce the Company's future contributions.

       PAYMENT OF PLAN BENEFITS

       On termination of service, participants may elect to receive a lump-sum amount equal to the vested value of their accounts, or, if vested plan benefits exceed $5,000, defer distribution until age 70 is reached or death occurs.

                   WILLBROS EMPLOYEES' 401(K) INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

       Participants who are age 55 may also withdraw their salary reduction accounts. Hardship withdrawals from salary reduction accounts before age 59-1/2 are also permitted under certain circumstances.

       PARTICIPANT LOANS

       Participants may borrow from the Plan pursuant to Section 408(b)(1) of ERISA. Loans to a participant may not exceed the lesser of 50% of the present value of the nonforfeitable accrued benefit of the participant, the balance of the participant's voluntary and salary reduction contribution accounts plus the vested portion of his or her Company contribution account, or $50,000. The minimum loan is $1,000.

       Loans are stated at cost, which approximates fair value.

       INVESTMENT OPTIONS

       Participants may direct investment of their funds to one or more of the following investment options:

                          Specifically Directed Investments
                          Specifically Directed Flexible Choice Investments
                          The Frank Russell Investment Contract Fund
                          The Frank Russell Fixed Income I Fund
                          The Frank Russell Balanced Income Fund
                          The Frank Russell Domestic Conservative Balanced Fund The Frank Russell Global Balanced Fund
                          The Frank Russell Aggressive Balanced Fund
                          The Frank Russell Global Equity Fund
                          The Frank Russell Equity I Fund
                          The Frank Russell All International Markets Fund
                          The Frank Russell Small Cap Fund
                          Willbros Group, Inc. Common Stock

       ADMINISTRATIVE EXPENSES

       Administrative expenses of the Plan (except transaction fees for participants' specifically directed investments and trustee fees) are paid by the Company.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION

       The accompanying financial statements of the Plan have been prepared on an accrual basis. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

                   WILLBROS EMPLOYEES' 401(K) INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

       NET ASSETS AVAILABLE FOR PLAN BENEFITS

       Net assets available for plan benefits include benefits payable to current participants and those who have withdrawn from the Plan. The annual information return filed with the Internal Revenue Service (Form
       5500) requires amounts due to participants who have withdrawn from the Plan to be stated as a liability and a distribution. There were no such benefits payable at December 31, 2000 and 1999.

       INVESTMENTS

       Investments are held in pooled trust funds and mutual funds and are stated at the Plan's proportionate share of the fair value of the holdings of the pooled trust funds. If available, quoted market prices are used to value investments in mutual funds and other securities. The difference between the current value and the historical cost is reflected as net appreciation and depreciation. Purchases and sales of investments are recorded on a trade date basis.

       NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS

       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 2000 or 1999 financial statements.

(3)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(4)    TAX STATUS

       The Plan was established January 1, 1976 under the provisions of ERISA. The Internal Revenue Service has determined that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and that the Plan is exempt from federal income taxes under Section 501(a) which provides that earned income is taxable only upon distribution thereof. A favorable determination letter covering the Plan has been received from the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is designed and is currently operated within the applicable requirements of the IRC.

                   WILLBROS EMPLOYEES' 401(K) INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(5)    INVESTMENTS

       The Plan's investments and cash are held by Bank of Oklahoma, N.A. and administered under a trust agreement with the Company. The Plan's investment options are managed by Frank Russell Trust Company (FRTC), which has full discretionary authority for purchase and sale of investments not specifically directed by participants within the approved Plan options; however, the Willbros Employee Benefits Committee retains the right to change the options available to participants.

       The following table presents the fair values of investments at December 31, 2000 and 1999. Investments that represent 5% or more of the Plan's net assets are separately identified (*).

                                                         2000           1999
                                                     -----------    -----------
          Specifically Directed Investment Fund      $ 5,742,136*   $ 5,862,958*
          Specifically Directed Flexible Choice          225,585             --
          Investment Fund
          FRTC Investment Contract Fund                1,501,798*     1,433,443*
          FRTC Fixed Income I Fund                       628,908        760,857
          FRTC Balanced Income Fund                      103,037         23,991
          FRTC Domestic Conservative Balanced Fund        51,813         53,357
          FRTC Global Balanced Fund                    2,793,005*     3,336,280*
          FRTC Aggressive Balanced Fund                  284,851        372,354
          FRTC Global Equity Fund                        169,886        288,337
          FRTC Equity I Fund                           3,361,515*     4,679,053*
          FRTC All International Markets Fund            991,988*     1,265,609*
          FRTC Small Cap Fund                          1,621,835*     1,495,577*
          Company Stock Fund                           1,401,914*       883,648
          Participant Loan Fund                          464,788        702,548
                                                     -----------    -----------
                                                     $19,343,059    $21,158,012
                                                     ===========    ===========

(6)    PLAN AMENDMENTS

       Effective April 1, 2001, the Plan was amended to allow employees to participate after 90 days of service without regard to age of the employee. Vesting in the Company contribution account is based on years of service earned as follows: 1 to 2 years - 25%; 2 to 3 years - 50%; 3 to 4 years 75%; and over 4 years - 100%.

                                                                      SCHEDULE 1

                   WILLBROS EMPLOYEES' 401(K) INVESTMENT PLAN

           Schedule H, Line 4I--Schedule of Assets Held at End of Year

                                December 31, 2000

    Column (a)              Column (b)                          Column (c)                        Cost (d)          Cost (e)

    PARTY-IN-                                          DESCRIPTION OF INVESTMENT
    INTEREST        IDENTITY OF ISSUER, BORROWER,    INCLUDING MATURITY DATE, RATE
  IDENTIFICATION       LESSOR OR SIMILAR PARTY      OF INTEREST, PAR OR MATURITY VALUE             COST          CURRENT VALUE
-----------------  ----------------------------    ----------------------------------------     -------------    -------------
                   Specifically Directed           Funds invested in various equity and            4,833,394       5,742,136
                     Investment Fund                 interest-bearing securities at the
                                                     direction of individual participants

                   Specifically Directed Flexible  Funds invested in various equity and              273,932         225,585
                     Choice Investment Fund          interest-bearing mutual funds at the
                                                     direction of individual participants

            *      Frank Russell Trust Company     Equity mutual fund invested in common           2,957,582       3,361,515
                     Equity I Fund                   stocks

            *      Frank Russell Trust Company     Fixed income mutual fund invested in              569,534         628,908
                     Fixed Income I Fund             U.S. government bond, U.S. government
                                                     agency, corporate, and mortgage-related
                                                     bonds

            *      Frank Russell Trust Company     Pooled fund invested in other various           2,360,166       2,793,005
                     Global Balanced Fund            equity and interest-bearing pooled funds

            *      Frank Russell Trust Company     Aggressive equity fund invested in              1,301,488       1,621,835
                     Small Cap Fund                  common stocks

            *      Frank Russell Trust Company     Mutual fund invested in international             910,913         991,988
                     All International Markets       equity investments
                     Fund

            *      Frank Russell Trust Company     Mutual fund invested in guaranteed              1,378,334       1,501,798
                     Investment Contract Fund        investment contracts

            *      Frank Russell Trust Company     Mutual fund invested in U.S. common               100,466         103,037
                     Balanced Income Fund            stocks and bonds

            *      Frank Russell Trust Company     Mutual fund invested in U.S. common                46,651          51,813
                     Domestic Conservative           stocks and bonds
                     Balanced Fund

            *      Frank Russell Trust Company     Aggressive equity fund invested in U.S.           256,616         284,851
                     Aggressive Balanced Fund        and non-U.S. common stocks

            *      Frank Russell Trust Company     Mutual fund invested in U.S. and                  160,776         169,886
                     Global Equity Fund              non-U.S. common stocks

                   Company Stock Fund              Unitized fund in  Willbros. Group, Inc.         1,912,495       1,401,914
                                                     common stock

                   Participant Loan Fund           Loans extended to participants maturing in        464,788         464,788
                                                     less than 5 years with interest rates
                                                     ranging from 6% to 9%

                     Total                                                                        17,527,135      19,343,059

                   See accompanying independent auditors' report.

                                  EXHIBIT INDEX



         EXHIBIT
          NUMBER                  EXHIBIT
         --------    -----------------------------
            23       Independent Auditors' Consent